CONFIDENTIAL

FOR INFORMATION OF SEC STAFF ONLY

Confidential Treatment Requested by Intel Corporation

For a Portion of This Letter Described Below

June 5, 2008

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Mail Stop 6010

Washington, D.C. 20549

Attn: Kate Tillan, Assistant Chief Accountant

Re:	Intel Corporation
Form 10-K for the year ended December 29, 2007
Filed February 20, 2008
Form 10-Q for the quarter ended March 29, 2008
File No. 000-06217

Dear Ms. Tillan:

We have received your comment letter dated May 19, 2008, and the following represents our response to your comments. For your ease of reference, we have included your original comments below and have provided our responses after each comment. Please note that this letter omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance and that asterisks, as indicated below, denote such omissions.

Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of our responses to Comments 1 and 3 below. We request that these portions, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause the Intel competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, we respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned with a copy to Cary Klafter, Vice President, Legal and Corporate Affairs, and Corporate Secretary, Intel Corporation, 2200 Mission College Blvd., mail stop RNB4-151, Santa Clara, CA 95054.

United States Securities and Exchange Commission

Division of Corporate Finance

June 5, 2008

Form 10-K for the Fiscal Year Ended December 29, 2007

Financial Estimates, page 46

Note 2. Accounting Policies, page 51

Revenue Recognition, page 58

Comment No. 1:

1.

We note that because of agreements granting distributors price protection rights and/or rights to return unsold products, you defer recognizing revenue on sales made to these distributors until the distributors sell the products to a third party. We note that when you defer recognizing revenue, you record a current liability on the balance sheet under “deferred income on shipments to distributors.”

Please tell us and revise the note in future filings to clarify how you treat the costs of sales made to distributors. If you defer costs, tell us and revise future filings to disclose how the deferred costs are presented on your balance sheet. Please tell us and disclose in future filings the methodology, if any, employed to evaluate that asset for impairment and the authoritative literature in US GAAP on which you base that policy.

Response to Comment No. 1:

The company defers recognition of the cost of sales of shipments to distributors until the related revenue is recognized. The deferred revenue, offset by the related costs of sales, is presented on our consolidated balance sheets as “deferred income on shipments to distributors.” We advise the staff that we plan to revise our “accounting policy” disclosure in our future Form 10-K filings to clarify the presentation treatment for the cost of sales associated with distributor shipments to indicate that cost of sales associated with distributor shipments are included within the “deferred income on shipments to distributors” on our consolidated balance sheets.

We advise the staff that the impact from impairment of the balance of deferred cost of sales has not been significant to our results of operations in past filings, and is not reasonably likely to have a material impact on our results of operations, liquidity or capital resources. Specifically, the gross deferred cost of sales balance as of December 29, 2007 and March 29, 2008 was $[***] and $[***], respectively, and no single distributor accounted for a significant portion of those balances. In addition, the majority of the products sold to distributors are microprocessors, which have average selling prices significantly higher than the related cost. Lastly, the inventory on hand at our distributors sells through to the end customer relatively quickly, on average [***] weeks.

United States Securities and Exchange Commission

Division of Corporate Finance

June 5, 2008

However, to the extent that the deferred cost of sales was significantly impaired due to products being considered excess or obsolete, or due to a lower-of-cost or market adjustment, we adjust the deferred cost of sales and record a corresponding increase to cost of sales in the period it is determined the adjustment is necessary. We believe this treatment is consistent with Chapter 4 of ARB 43. In addition, we confirm to the staff that we will disclose the impact of impairments of our deferred cost of sales in our future filings to the extent that they are material to our results of operations, liquidity, or capital resources.

Comment No. 2:

2.

Please tell us and revise future filings to disclose the significant terms of your sales arrangements with distributors, including the return and price protection rights you grant, the situations under which the distributors may exercise those rights; and whether returns or price protection credits are capped to a certain percentage of sales price or margins. Tell us whether any of your arrangements with distributors would allow or require you to grant price concessions below the cost of the product.

Response to Comment No. 2:

Intel’s sales to distributors are made under agreements that allow for right of return on qualified products. While Intel has the option to grant credit for, repair or replace defective product, there is no contractual limit on the amount of credit granted a distributor. Intel also allows for the return of certain inventory under a “stock rotation” program pursuant to which Intel grants the distributor credit for purchase of different products. Stock rotation allowances are limited based on a percentage calculation of the distributor’s prior three months net billing. The percentage varies depending on the type of product. However, there is no limit on the time horizon under which stock rotation is allowed.

Our distributor agreements also provide for price protection against price decreases on qualified products, whereby Intel gives a credit to the distributor for the difference between the original price paid by the distributor and Intel’s current price. The qualified products would not include “end of life” products, products that have been authorized for return, non-standard products, or products that were purchased at a discount from the standard distributor cost. On qualified products, there is no contractual limit on the amount of price protection, nor is there a limit on the time horizon under which price protection is granted. We advise the staff that we plan to revise our “accounting policy” disclosure in our future Form 10-K filings to add additional details of our stock rotation and price protection programs with distributors.

None of our arrangements with distributors require us to grant price concessions below the cost of the product or otherwise address the matter of sales below cost.

United States Securities and Exchange Commission

Division of Corporate Finance

June 5, 2008

Comment No. 3:

3.

Please tell us the amounts of gross deferred revenues and gross deferred costs of sales presented in the ‘deferred income on shipments to distributors’ caption of your balance sheets as of December 29, 2007 and March 29, 2008. In addition, as we note that impairments of the deferred costs and credits for changes in the selling prices may be reasonably likely to have a material impact on your results of operations, liquidity or capital resources, please revise MD&A in future filings to include similar disclosure accompanied by a discussion of the impact in each reported period. Your discussion could also include a roll-forward of your deferred distributor income liability account. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.

Response to Comment No. 3:

In response to the staff’s comments, we advise the staff that the amount of gross deferred revenue and gross deferred cost of sales included within the “deferred income on shipments to distributors” caption of our consolidated balance sheets as of December 29, 2007 and March 29, 2008, was as follows:

(In Millions)	December 29, 2007		March 29, 2008
Gross deferred revenue	$	[***]	$	[***]
Gross deferred cost of sales		[***]		[***]
Deferred income on shipments to distributors		$625		$643

We refer the staff to our response to comment #1 above. In addition, we advise the staff that the balance of deferred income from shipments to distributors generally does not fluctuate significantly from period to period. Over the 12 quarters from Q2 2005-Q1 2008, the balance of deferred income from shipments to distributors has remained between $535 million and $707 million, with an average quarterly fluctuation of less than $40 million over that period. The largest annual fluctuation for the last three fiscal years has been $41 million.

In addition, we believe that the gross deferred cost of sales on our consolidated balance sheets is insignificant in relation to our liquidity and capital resources. Specifically, the gross deferred cost of sales balance as of December 29, 2007 and March 29, 2008 was $[***] and $[***], respectively, and our cash and investment portfolio (consisting of cash and cash equivalents, fixed income trading assets, and short and long term investments) was $19.3 billion and $17.7 billion, respectively.

United States Securities and Exchange Commission

Division of Corporate Finance

June 5, 2008

We currently believe that impairments of the deferred costs and credits for changes in selling prices are not reasonably likely to have a material impact on our results of operations, liquidity or capital resources. However, in future filings, if impairments of deferred cost of sales and/or credits for changes in selling prices have a significant impact on our results of operations, liquidity, or capital resources, we will include appropriate disclosure in our MD&A based on the requirements of Item 303(a) of Regulation S-K.

Form 10-Q for the quarter ended March 29, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Critical Accounting Estimates, page 24

Comment No. 4:

4.

We note your disclosure regarding Level 2 marketable debt instruments that are priced using indicator prices which represent non-binding market consensus prices. Please tell us more about these indicator prices, including how you obtain these amounts, what they represent and how you are able to corroborate these prices.

Response to Comment No. 4:

We advise the staff that our indicator prices are primarily obtained from industry standard data providers such as Bloomberg and Interactive Data Corporation. These indicator prices are primarily based on market transaction data, and represent market consensus prices that are non-binding to Intel.

When we use indicator prices from these third party providers, we attempt to corroborate the prices by:

1)	performing tests to determine if observed market returns for a particular instrument and implied returns for indicator prices for the same instrument both have the same statistical characteristics; or
2)

comparing the indicator prices with (a) observable prices for similar instruments with similar maturities from the same issuer, or (b) with observable prices for instruments with similar credit ratings and similar maturity profiles and that are issued by companies from the same industry or sector.

When the indicator price is corroborated with observable market data through one of the above methods, we classify the applicable instrument within Level 2 in the fair value hierarchy, consistent with the provisions of SFAS No. 157.

United States Securities and Exchange Commission

Division of Corporate Finance

June 5, 2008

Comment No. 5:

5.

Further, please also tell us about the indicator prices that you refer to with regards to the Level 3 assets and liabilities, including how these indicator prices are determined, how they differ from indicator prices related to Level 2 assets and liabilities, what they represent and how you determine they are appropriate.

Response to Comment No. 5:

We advise the staff that a significant majority of the indicator prices used for Level 3 assets and liabilities are the non-binding market consensus prices described in our response to comment #4. In addition, we use non-binding broker quotes to price certain Level 3 assets. As mentioned in our response to comment #4, if we are able to corroborate indicator prices with observable market data, we classify these instruments as Level 2 in the fair value hierarchy. For those valuations that we are unable to corroborate with observable market data, we will classify them as Level 3 and corroborate with other data, such as indicator prices obtained from a second source.

Comment No. 6:

6.

We note your disclosure that Level 3 assets and liabilities include marketable debt instruments, non-marketable equity investments, derivative contracts, and company issued debt whose values are determined using inputs that are both unobservable and significant to the values of the instruments being measured. Level 3 assets also include marketable debt instruments that are priced using indicator prices that you were unable to corroborate with observable market quotes. Please tell us and revise future filings to disclose the valuation techniques used, including the key assumptions considered in valuing the Level 3 assets.

Response to Comment No. 6:

Approximately $3.0 billion out of $3.4 billion of our financial instruments that are classified within Level 3 in the fair value hierarchy are valued using indicator pricing and non-binding broker quotes, and corroborated with unobservable data, as noted in the responses to comment #4 and #5. We advise the staff that we will clarify in future filings that financial instruments that are classified as level 3 in the fair value hierarchy are corroborated with unobservable market data.

Substantially all of the remaining amount of financial instruments that are classified within Level 3 in the fair value hierarchy, with a fair value of approximately $349 million, were priced using company-derived pricing models that required unobservable inputs that we considered significant to the valuation of the related instruments. Approximately 62% of these level 3 instruments were valued using discounted cash flow models. The key assumptions used in the discounted cash flow models may include the risk-free rates, risk premiums, and/or our future cash flow assumptions of the related instrument. The remaining 38% of these level 3 instruments were valued using other valuation models, including the Black-Scholes model and the Monte Carlo model. The key assumptions used in these

United States Securities and Exchange Commission

Division of Corporate Finance

June 5, 2008

pricing models may include expected time to maturity, price and rate of return probabilities, price volatilities, and/or assumptions of the impact of call or conversion options attached to the related instrument. This category of instruments represents less than 2% of all assets and liabilities measured at fair value on a recurring basis, and is comprised of a diverse collection of smaller items. We believe that expanded disclosure relating to these items would detract from the value of other disclosures that are of greater interest to readers.

The total amount of non-marketable equity securities that were valued using unobservable inputs, and classified as level 3 in the fair value hierarchy, was $3 million as of March 29, 2008. As disclosed in our Form 10-Q for the period ending March 29, 2008,

“These fair value measurements were calculated using financial metrics and ratios of comparable public companies and were classified as Level 3 instruments, as they use unobservable inputs and require management judgment due to the absence of quoted market prices, inherent lack of liquidity, and the long-term nature of such investments. The valuation of our non-marketable equity investments also takes into account the movements of the equity and venture capital markets, recent financing activities by the investees, changes in the interest rate environment, the investee’s capital structure, liquidation preferences for the investee’s capital, and other economic variables.

To the extent that the use of Level 3 fair value estimates of non-marketable equity securities becomes significant in future quarters, we advise the staff that we would increase our disclosures in future filings as appropriate.

**********

As requested by the Staff, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 29, 2007 and Form 10-Q for the quarter ended March 29, 2008;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the foregoing filings; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have sought to respond to all of your comments, and where indicated above, will be incorporating disclosure into our future filings. If you have further comments that you would like to have addressed prior to that filing, please let us know. If you have any questions, you may contact Jeff Bodner, External Reporting Controller at (408) 765-5513 or Ronald Mueller at Gibson, Dunn & Crutcher, at (202) 955-8671.

United States Securities and Exchange Commission

Division of Corporate Finance

June 5, 2008

Sincerely,

/s/ Stacy J. Smith

Stacy J. Smith

Vice President and Chief Financial Officer

Intel Corporation

cc:	Audit Committee of the Board of Directors of Intel Corporation
Cary Klafter, Vice President, Legal and Corporate Affairs, and Corporate Secretary